EXCEED COMPANY LTD. APPROVES ALL PROPOSALS AT
2011 ANNUAL GENERAL MEETING

Fujian, China — June 21, 2011 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, today announced that its Annual General Meeting of Shareholders (the “AGM”) was held as planned on June 21, 2011, at which the following items were voted upon and duly approved by the Company's shareholders:

(1)	To adopt the annual report and audited financial statements for the year ended December 31, 2010; and

(2)	To ratify the selection of Crowe Horwath as the Company's independent registered accountant.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com